UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-37385

Baozun Inc.

(Translation of registrant’s name into English)

Building B, No. 1268 Wanrong Road
Shanghai 200436
The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibit 99.1, Exhibit 99.2, Exhibit 23.1 and Exhibit 23.2 to this current report on Form 6-K are incorporated by reference into the registration statements on Form F-3 of Baozun Inc. (No. 333-230718) and Form S-8 (No. 333-205944, No. 333-217121, No. 333-224330, No. 333-230994 and No. 333-237873), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description

99.1	Baozun Inc. Supplemental and Updated Disclosures

99.2	Consolidated Financial Statements of Baozun Inc. for the six months ended June 30, 2019 and 2020 and as of June 30, 2020

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Shanghai iResearch Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAOZUN INC.

	By:	/s/ Robin Bin Lu
	Name:	Robin Bin Lu
	Title:	Chief Financial Officer

Date: September 16, 2020